Exhibit 99.1

P.O. BOX 738 - MARIETTA, OHIO - 45750	2500 Eastpoint Parkway – LOUISVILLE, KENTUCKY – 40223
www.peoplesbancorp.com	www.limestonebank.com

NEWS RELEASE

October 25, 2022

Contacts:	Chuck W. Sulerzyski	John T. Taylor
	President and Chief Executive Officer	President and Chief Executive Officer
	Peoples Bancorp Inc.	Limestone Bancorp, Inc.
	(740) 374-6163	(502) 499-4800

PEOPLES BANCORP INC. AND LIMESTONE BANCORP, INC. ANNOUNCE DEFINITIVE MERGER AGREEMENT
_____________________________________________________________________

MARIETTA, Ohio, and LOUISVILLE, Kentucky - Peoples Bancorp Inc. (“Peoples”) (NASDAQ: PEBO) and Limestone Bancorp, Inc. (“Limestone”) (NASDAQ: LMST), jointly announced today the signing of a definitive agreement and plan of merger (“Merger Agreement”) pursuant to which Peoples will acquire, in an all-stock merger, Limestone, a bank holding company headquartered in Louisville, Kentucky, and the parent company of Limestone Bank, Inc. (“Limestone Bank”).  Under the terms of the Merger Agreement, Limestone will merge with and into Peoples (the “Merger”), and Limestone Bank will subsequently merge with and into Peoples’ wholly owned subsidiary, Peoples Bank, in a transaction valued at approximately $208.2 million.
Upon completion of the Merger, the combined company will have approximately $8.5 billion in total assets, $5.7 billion in total loans and $7.1 billion in total deposits with 150 locations in Ohio, West Virginia, Kentucky, Maryland, Virginia and Washington, D.C.
Limestone, through its community bank subsidiary and 226 associates, operates 20 branches in 14 counties in Kentucky.  As of September 30, 2022, Limestone had, on a consolidated basis, $1.5 billion in total assets, which included $1.1 billion in total net loans, and $1.2 billion in total deposits.
“We are excited about our partnership with Limestone and our expansion into strategically important markets in Kentucky.   We view Limestone’s corporate culture and philosophy as very similar to our own and have been impressed with what John Taylor and his team have been able to accomplish,” said Chuck Sulerzyski, President and Chief Executive Officer of Peoples.  “Over the years we have expanded our presence in Kentucky to 25 branches, with Limestone adding an additional 20 branches to our Kentucky footprint.  We look forward to welcoming Limestone shareholders, employees and customers to become part of the Peoples team, and we are ecstatic to offer additional locations to new and existing Peoples Bank clients.”

John Taylor, President and Chief Executive Officer of Limestone commented, “Peoples is an outstanding organization with exceptional leadership.  Our shareholders, customers and employees will benefit from Peoples’ track record of profitable growth and successfully executing acquisitions, and the opportunities this merger of our banks offers.  We are excited about Peoples’ expansive suite of products, which will provide us the ability to deliver new products and services, including insurance and investment products, to our valued customers in the communities we serve.  Peoples’ community banking model, culture and commitment to high-quality customer service makes Peoples an excellent partner for Limestone.”
According to the terms of the Merger Agreement, which has been unanimously approved by the Boards of Directors of both companies, shareholders of Limestone will receive 0.90 shares of Peoples common stock for each share of Limestone common stock, and the Merger is expected to qualify as a tax-free reorganization for Limestone shareholders.  Based on Peoples’ closing price of $30.28 per share as of October 21, 2022, the aggregate deal value is approximately $208.2 million, or $27.25 per share.  The transaction is expected to be immediately accretive to Peoples’ estimated earnings before one-time costs, with a tangible book value earn back of approximately 2.8 years (inclusive of interest rate marks), and an internal rate of return in excess of 20%.
The acquisition is expected to close during the second quarter of 2023, subject to the satisfaction of customary closing conditions, including regulatory approvals and the approval of the shareholders of Peoples and Limestone.
Peoples was advised by Raymond James & Associates, Inc. and the law firm of Dinsmore & Shohl LLP.  Limestone was advised by Piper Sandler & Co. and the law firm of Wyatt, Tarrant & Combs, LLP.

Important Information for Investors and Shareholders:
This news release does not constitute an offer to sell or the solicitation of an offer to buy securities of Peoples. Peoples will file a registration statement on Form S-4 and other documents regarding the proposed transaction referenced in this news release with the Securities and Exchange Commission (“SEC”) to register the shares of Peoples common stock to be issued to the shareholders of Limestone. The registration statement will include a joint proxy statement/prospectus, which will be sent to the shareholders of both Peoples and Limestone in advance of their respective special meetings of shareholders to be held to consider the proposed merger.  Investors and security holders are urged to read the proxy statement/prospectus and any other relevant documents to be filed with the SEC in connection with the proposed transaction because they contain important information about Peoples, Limestone and the proposed transaction. Investors and security holders may obtain a free copy of these documents (when available) through the website maintained by the SEC at www.sec.gov. These documents may also be obtained, without charge, by directing a request to Peoples Bancorp Inc., 138 Putnam Street, P.O. Box 738, Marietta, Ohio 45750, Attn.: Investor Relations.

Peoples and Limestone and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Limestone in connection with the proposed merger. Information about the directors and executive officers of Peoples is set forth in the proxy statement for Peoples’ 2022 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 17, 2022. Information about the directors and executive officers of Limestone is set forth in the proxy statement for Limestone’s 2022 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on April 15, 2022.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

About Peoples Bancorp Inc.:
Peoples is a diversified financial services holding company that makes available a complete line of banking, trust and investment, insurance, premium financing and equipment leasing solutions through its subsidiaries. Peoples has been headquartered in Marietta, Ohio since 1902.  Peoples had $7.0 billion in total assets as of September 30, 2022, and 130 locations, including 113 full-service bank branches in Ohio, West Virginia, Kentucky, Virginia, Washington D.C. and Maryland.  Peoples' vision is to be the Best Community Bank in America.

Peoples is a member of the Russell 3000 index of U.S. publicly-traded companies.  Peoples offers services through Peoples Bank (which includes the divisions of Peoples Investment Services, Peoples Premium Finance and NSL), Peoples Insurance Agency, LLC and Vantage Financial, LLC ("Vantage").

About Limestone Bancorp, Inc.:
Limestone is a Louisville, Kentucky-based bank holding company with $1.5 billion in assets as of September 30, 2022. It operates banking centers in 14 counties through its wholly-owned subsidiary Limestone Bank. Limestone’s markets include metropolitan Louisville in Jefferson County and the surrounding counties of Bullitt and Henry and extend south along the Interstate 65 corridor. Limestone serves south central, southern, and western Kentucky from banking centers in Barren, Butler, Daviess, Edmonson, Green, Hardin, Hart, Ohio, and Warren counties. Limestone also has banking centers in Lexington, Kentucky, the second largest city in the state, and Frankfort, Kentucky, the state capital. Limestone Bank is a traditional community bank with a wide range of personal and business banking products and services.

Safe Harbor Statement:
Statements made in this news release that are not historical facts are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995.  These statements are subject to certain risks and uncertainties including, but not limited to, the successful completion and integration of the transaction contemplated in this release, which includes the retention of the acquired customer relationships, adverse changes in economic conditions, the impact of competitive products and pricing and the other risks set forth in the Company’s filings with the SEC.  As a result, actual results may differ materially from the forward-looking statements in this news release.  These factors are not necessarily all of the factors that could cause Peoples or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other unknown or unpredictable factors also could harm Peoples or the combined company’s results

Peoples and Limestone encourages readers of this news release to understand forward-looking statements to be strategic objectives rather than absolute targets of future performance.  The Companies undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect the occurrence of unanticipated events, except as required by applicable legal requirements.  If Peoples or Limestone updates one or more forward-looking statements, no inference should be drawn that Peoples or Limestone will make additional updates with respect to those or other forward-looking statements.  Copies of documents filed with the SEC are available free of charge at the SEC’s website at http://www.sec.gov and/or from Peoples’ website (with respect to Peoples’ SEC filings) and Limestone’s website (with respect to Limestone’s filings).

END OF RELEASE